Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 to our 2006 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian and United States (“U.S.”) GAAP for the year ended December 31, 2006. This MD&A is current as of May 1, 2007.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Wireless Inc. and its subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving approximately 6.9 million retail voice and data subscribers at March 31, 2007. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM technology platform. The GSM network provides coverage to approximately 94% of Canada’s population. We are also in the process of deploying a next generation wireless data technology called UMTS/HSDPA (“Universal Mobile Telephone System/High Speed Downlink Packet Access”) across most of the larger markets in Canada and have recently launched the service in parts of Ontario. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless voice service internationally in 196 countries and wireless data service internationally in 111 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

We are wholly owned by Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is publicly traded in Canada (TSX: RCI.A and RCI.B) and in the U.S. (NYSE: RG) and is a diversified Canadian communications and media company which, in addition to its ownership in Wireless, is engaged in cable television, high-speed Internet access, local and long distance voice and data telecommunications services for residential and business customers across Canada, and retailing through one of Canada's largest cable television providers, Rogers Cable Inc. (“Cable and Telecom”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as “Rogers” or the “Rogers group of companies”.

Rogers Wireless Inc.	1	First Quarter 2007

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS
For the Three Months Ended March 31, 2007

Summarized Financial Results

	Three Months Ended March 31,
(In millions of dollars, except per share amounts and margin)	2007	2006	% Chg

Operating revenue
Postpaid	$1,104	$907	21.7
Prepaid	61	47	29.8
One-way messaging	4	3	33.3
Network revenue	1,169	957	22.2
Equipment sales (1)	62	48	29.2
Total operating revenue	1,231	1,005	22.5

Operating expenses
Cost of equipment sales (1)	144	148	(2.7)
Sales and marketing expenses	140	128	9.4
Operating, general and administrative expenses	369	324	13.9
Management fees	-	3	n/m
Total operating expenses	653	603	8.3

Operating profit (2)(3)	578	402	43.8
Depreciation and amortization	150	146	2.7
Operating income	428	256	67.2

Interest expense on long-term debt	(101)	(102)	(1.0)
Interest income from affiliated company	-	39	n/m
Foreign exchange gain	9	(1)	n/m
Change in the fair value of derivative instruments	(3)	3	n/m
Income tax expense	(106)	(50)	112.0
Net income	$227	$145	56.6

Earnings per share - basic and diluted	$141.52	$65.46	116.2
Total assets	$4,827	$7,204
Total liabilities	$6,271	$5,848
Operating profit margin as % of network revenue (2)(3)	49.4%	42.0%
Additions to property, plant and equipment ("PP&E") (3)	$232	$115	101.7

(1)
Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)	Operating profit includes a loss of $7 million and $3 million related to the Inukshuk wireless broadband initiative for the three months ended March 31, 2007 and 2006, respectively.
(3)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
n/m: not meaningful

Rogers Wireless Inc.	2	First Quarter 2007

Summarized Subscriber Results

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2007	2006	Chg	% Chg

Postpaid
Gross additions	285.2	303.6	(18.4)	(6.1)
Net additions	94.5	89.6	4.9	5.5
Total postpaid retail subscribers	5,492.7	4,907.8	584.9	11.9
Average monthly revenue per user ("ARPU")(1)	$67.64	$62.20	$5.44	8.7
Average monthly usage (minutes)	534	521	13	2.5
Monthly churn	1.17%	1.47%	(0.30%)	(20.4)
Prepaid
Gross additions	144.2	126.5	17.7	14.0
Net losses	(8.7)	(40.9)	32.2	(78.7)
Total prepaid retail subscribers	1,371.4	1,308.9	62.5	4.8
ARPU(1)	$14.76	$11.68	$3.08	26.4
Monthly churn(1)	3.69%	4.18%	(0.49%)	(11.7)

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Network Revenue

The increases in network revenue for the three months ended March 31, 2007 compared to the prior year period was driven by the continued growth of our postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”). The year-over-year increase in postpaid ARPU reflects the impact of higher data revenue.

Our success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in mid-2005. Prepaid churn and net losses have improved over 2006 due to marketing changes and investments in retention programs.

Prepaid revenue increased significantly as a result of increased ARPU. This year-over-year improvement is a result of recent changes in our prepaid offering, including unlimited evenings and weekend plans and increased data usage.

During the three months ended March 31, 2007, wireless data revenue increased by 45.9% over the corresponding period in 2006 and totalled $144 million. This increase in data revenue reflects the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry devices, downloadable ring tones, music and games, and other wireless data services and applications. For the first quarter of 2007, data revenue represented approximately 12.3% of total network revenue compared to 10.3% in the corresponding period last year.

Rogers Wireless Inc.	3	First Quarter 2007

Equipment Sales

The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Operating Expenses

	Three Months Ended December 31,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg

Operating expenses
Cost of equipment sales (1)	$144	$148	(2.7)
Sales and marketing expenses	140	128	9.4
Operating, general and administrative expenses	369	324	13.9
Management fees	-	3	n/m
Total operating expenses	$653	$603	8.3

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$20.33	$19.79	2.7

Sales and marketing costs per gross subscriber addition (2)	$386	$410	(5.9)

(1)  Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.
(2)  As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

Cost of equipment sales remained relatively unchanged for the three months ended March 31, 2007 compared to the corresponding period of the prior year. This is a result of slightly lower gross additions and handset subsidies offset by higher retention activity.

The increase in sales and marketing expenses for the three months ended March 31, 2007 compared to the corresponding period of the prior year was primarily related to marketing efforts targeted at acquiring higher postpaid value customers on longer term contracts, as well as marketing related to the Rogers VISION suite of services including the unveiling of wireless video calling that turns a mobile handset into a webcam for face-to-face calling. We are the first and only wireless carrier in North America to offer video calling. The Rogers VISION suite of services operates on Rogers' new High Speed Downlink Packet Access (“HSDPA”) network, the fastest wireless network in Canada. This powerful 3G technology significantly improves download speeds on wireless devices, providing a user experience similar to broadband hi-speed wireline services.

Rogers Wireless Inc.	4	First Quarter 2007

The increased operating, general and administrative expenses were primarily due to increases in retention spending, and costs to support data and roaming services, partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, has increased to $99 million in the three months ended March 31, 2007 compared to $78 million in the corresponding period of the prior year due to a larger subscriber base which resulted in higher volumes of handset upgrades. Retention spending also increased due to the transition of customers to our more advanced GSM service from our older generation TDMA and analog networks which will be turned down in May 2007. Retention spending, on both an absolute and a per subscriber basis, is expected to grow as wireless market penetration in Canada deepens. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and Wireless. As a result, there was no management fee expense for the three months ended March 31, 2007.

The increase in average monthly operating expense per subscriber, excluding sales and marketing expenses is primarily due to the increase in retention spending, and costs to support data and roaming services.

Operating Profit

The strong year-over-year growth in operating profit was the result of the significant growth in network revenue. As a result, our operating profit margins increased to 49.4% for the three months ended March 31, 2007 compared to 42.0% in the corresponding period in 2006.

The operating loss related to the fixed wireless initiative, which includes the Inukshuk joint venture, and our internal spending on the initiative, is included in our operating profit. During the three months ended March 31, 2007, the fixed wireless initiative recorded an operating loss of $7 million, compared to an operating loss of $3 million for the three months ended March 31, 2006.

Rogers Wireless Inc.	5	First Quarter 2007

Reconciliation of Operating Profit to Net Income for the Period

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,
(In millions of dollars)	2007	2006	% Chg

Operating profit (1)	$578	$402	43.8
Depreciation and amortization	(150)	(146)	2.7
Operating income	428	256	67.2
Interest expense on long-term debt	(101)	(102)	(1.0)
Interest income from affiliated company	-	39	n/m
Foreign exchange gain	9	(1)	n/m
Change in the fair value of derivative instruments	(3)	3	n/m
Income tax expense	(106)	(50)	112.0
Net income	$227	$145	56.6

(1) As defined. See the “Key Performance Indicators and non-GAAP Measures” section.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense during the three months ended March 31, 2007, compared to the corresponding periods in 2006 is due to the additions to property, plant and equipment.

Operating Income

Operating income grew to $428 million for the three months ended March 31, 2007. The 67.2% increase from the corresponding period in 2006 reflects increased operating profit as previously discussed.

Interest on Long-Term Debt

Interest expense of $101 million for the three months ended March 31, 2007 decreased by $1 million compared to the corresponding period in 2006. This reflects the $164 million net increase in debt from March 31, 2006, including the impact of cross-currency interest rate exchange agreements, offset by the reduction in the weighted average interest rate on long-term debt of 8.08% at March 31, 2007 compared to 8.21% at March 31, 2006.

Interest Income from Affiliated Company

There was no interest income from affiliated company in the first three months of 2007. Interest income from affiliated company of $39 million for the three months ended March 31, 2006 reflects the interest earned on the $2 billion note receivable from a subsidiary of RCI which was repaid on July 24, 2006.

Rogers Wireless Inc.	6	First Quarter 2007

Foreign Exchange Gain (Loss)

During the three months ended March 31, 2007, the Canadian dollar strengthened by 1.24 cents versus the U.S. dollar. This resulted in a foreign exchange gain of $9 million during the three months ended March 31, 2007 related to U.S. dollar-denominated long term debt not hedged for accounting purposes. The corresponding period of 2006 resulted in a foreign exchange loss of $1 million largely related to long term debt not hedged for accounting purposes given a 0.29 cent decrease in the Canadian dollar.

Change in Fair Value of Derivative Instruments

For the three months ended March 31, 2007, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $3 million compared to a gain of $3 million in the corresponding period of 2006.The changes in fair value of the derivative instruments were primarily the result of the changes in the Canadian dollar relative to that of the U.S. dollar as described above and the resulting change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges.

Income Taxes

Our effective tax rate for the three months ended March 31, 2007 was 31.8%. The effective tax rate was less than the 2007 statutory tax rate of 35.1% due primarily to realized capital gains, only 50% of which are subject to tax. The effective tax rate for the three months ended March 31, 2006 was 25.6%. The effective rate was less than the 2006 statutory rate of 35.3% due primarily to a decrease in the statutory tax rate during the period.

We recorded net future income tax expense for the three months ended March 31, 2007 of $106 million. Future income tax expense resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been previously recognized.

In 2006, our parent, RCI, negotiated an income tax settlement with the Canada Revenue Agency (“CRA”) in respect of a reassessment received by RCI. In connection with the settlement, $19 million of non-capital losses carried forward by us were to be transferred to RCI. The utilization of our tax losses was recorded in 2006 as a distribution to our shareholder, resulting in a $6 million charge to contributed surplus. In April 2007, a dispute arose with the CRA regarding the implementation of the settlement agreement. RCI and the CRA are in ongoing discussions regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements at March 31, 2007.

Net Income

We recorded net income of $227 million in the three months ended March 31, 2007, compared to $145 million in the corresponding period of 2006, primarily as a result of increased operating profit as discussed previously.

Rogers Wireless Inc.	7	First Quarter 2007

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended March 31,
(In millions of dollars)	2007	2006	% Chg

Network - capacity	$41	$38	7.9
Network - other	16	7	128.6
HSDPA	149	16	n/m
Information technology and other	21	17	23.5
Inukshuk	5	37	(86.5)
Total additions to PP&E	$232	$115	101.7

The $232 million of additions to PP&E for the three months ended March 31, 2007 reflect spending on network capacity and technology enhancements. The year-over-year increase in additions to PP&E relates primarily to the deployment of our next generation HSDPA network to major markets in Ontario, Quebec, B.C and Alberta.

Other network-related additions to PP&E in the three months ended March 31, 2007 primarily reflect capacity expansion of the GSM/GPRS network, and technical upgrade projects, consisting primarily of new cell site construction and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Additions to PP&E during the three months ended March 31, 2007 also include $5 million of expenditures related to the Inukshuk wireless broadband initiative. This significant reduction from $37 million in the corresponding period of 2006 is a result of start-up costs incurred in 2006 for new systems to deploy infrastructure in the largest Canadian geographic markets.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three months ended March 31, 2007, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $480 million from $304 million in the corresponding period of 2006. The $176 million increase is primarily the result of a $176 million increase in operating profit.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2007, cash generated from operations was $317 million, compared to $381 million in the corresponding period of 2006.

Rogers Wireless Inc.	8	First Quarter 2007

Funds raised in the three months ended March 31, 2007 totalled approximately $788 million, including the cash flow generated from operations of $317 million together with $471 million additional funding detailed as follows:

•	$385 million aggregate net advances drawn under our bank credit facility;

•	$73 million proceeds received on the sale of Fido and Rogers Plus stores to Rogers Cable at fair market value;

•	$6 million proceeds received on the sale of real estate to RCI at fair market value; and

•	other net proceeds from investments totalling $7 million.

Net funds used during the three months ended March 31, 2007 totalled approximately $825 million, the details of which include funding:

•	additions to PP&E of $214 million, net of $18 million of related changes in non-cash working capital;

•	aggregate net unsecured intercompany advances to RWCI totalling $611 million;

Taking into account the cash deficiency of $2 million at the beginning of the period and the fund uses described above, the cash deficiency at March 31, 2007 was $39 million.

Financing

Our long-term debt instruments are described in Note 14 to the 2006 Annual Audited Consolidated Financial Statements and Note 4 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2007.

As mentioned above, during the three months ended March 31, 2007, $385 million aggregate net advances were drawn down under our bank credit facility and $611 million aggregate net unsecured intercompany advances were made to RWCI.

During the three months ended March 31, 2007 we declared dividends to RWCI aggregating $1,513 million, which were satisfied by set-off against $1,513 million aggregate principal amount of unsecured notes receivable owing to us by RWCI. As a result, at March 31, 2007 there were no notes receivable owing to us by RWCI.

In January 2007 we sold the assets of approximately 170 retail locations with a carrying value of $20 million to Cable and Telecom for cash consideration of $73 million, which represented estimated fair value. In addition, in January 2007 we transferred certain real estate having a carrying value of $6 million to RCI in exchange for consideration of $6 million, which represented estimated fair value.

On April 3, 2007, we issued a notice to redeem, on May 3, 2007, all of our US$550 million Floating Rate Senior Secured Notes due 2010 at the stipulated redemption price of 102% plus accrued interest to the date of redemption.

Rogers Wireless Inc.	9	First Quarter 2007

Credit Ratings Upgrades

In February 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB.

In March 2007, Moody’s Investors Service upgraded the senior secured debt ratings for Wireless and Cable and Telecom to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2).

In April 2007, Standard & Poor’s Ratings Services raised its long term corporate credit ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB+), increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to BB+ (from BB-).

As a result, the senior secured debt of Wireless and Cable and Telecom is now rated investment grade by each of Fitch, Moody’s and Standard & Poor’s.

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended March 31, 2007, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, on March 31, 2007 the amount of our U.S. dollar-denominated debt hedged on an economic basis was 87.5% and on an accounting basis was 79.1%.

Rogers Wireless Inc.	10	First Quarter 2007

(In millions of dollars, except percentages)	March 31, 2007			December 31, 2006

U.S. dollar-denominated long-term debt	US $	3,365		US $	3,365

Hedged with cross-currency interest rate exchange agreements	US $	2,945		US $	2,945

Hedged Exchange Rate		1.2913			1.2913

Percent Hedged		87.5	%(1)		87.5%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	5,132		Cdn $	4,753
Total long-term debt at fixed rates	Cdn $	4,104		Cdn $	4,106
Percent of long-term debt fixed		80.0%			86.4%

Weighted average interest rate on long-term debt		8.08%			8.29%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on March 31, 2007, Wireless accounted for 90.3% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 87.5% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

No shares were issued during the three months ended March 31, 2007.

Dividends and Distributions

On January 31, 2007, we declared a dividend of $968 million on our outstanding Class A Common shares, all of which are owned by RWCI. The amount owing in respect of the dividend was satisfied on January 31, 2007 by set-off against the aggregate $968 million unsecured notes receivable owing to us by RWCI.

On March 31, 2007, we declared a dividend of $545 million on our outstanding Class A Common shares, all of which are owned by RWCI. The amount owing in respect of the dividend was satisfied on March 31, 2007 by set-off against the aggregate $545 million unsecured notes receivable owing to us by RWCI.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2006 Annual MD&A, and are further discussed in

Rogers Wireless Inc.	11	First Quarter 2007

the Notes to our 2006 Audited Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2006.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2006 Annual MD&A. There were no significant changes to those regulations since December 31, 2006.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2006 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2006.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2006 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU
•	Subscriber counts and subscriber churn
•	Operating expenses and average monthly operating expense per subscriber
•	Sales and marketing costs (or cost of acquisition) per gross subscriber addition
•	Operating profit
•	Operating profit margin
•	Additions to PP&E

See “Supplementary Information” section for calculations of the Non-GAAP measures.

Rogers Wireless Inc.	12	First Quarter 2007

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2006 Annual MD&A.

	Financial Statement	Three months ended March 31,
(In millions of dollars)	Classification	2007	2006

RCI:
Management fees	Management fees	$-	$3
Rent expense (income)	Operating, general and
	administrative expenses ("OG&A")	4	(3)
Dividend declared	Deficit	-	40
Cost of shared operating expenses	Various	114	75
Additions to PP&E	PP&E	18	12
		136	127
Rogers Cable:
Wireless products and services for resale	Operating revenue	(14)	(7)
Subscriber activation commissions and customer service	OG&A	14	12
Rent income	Offset to OG&A	-	(1)
Wireless products and services	Operating revenue	(1)	(1)
Consolidated billing services	OG&A	(5)	(1)
Long distance and roaming expenses	OG&A	10	5
		4	7
Rogers Media Inc:
Advertising	Sales and marketing	1	1
Rent income	Offset to OG&A	-	(3)
		1	(2)
Other RCI subsidiary:
Interest on note receivable	Interest income	-	(39)

Rogers Cable and Rogers Media Inc. are wholly owned subsidiaries of the Company’s ultimate parent, RCI.

In addition, as discussed in the “Liquidity and Capital Resources” section, in January 2007 we sold the assets of approximately 170 retail locations to Cable and Telecom and in January 2007 we transferred certain real estate to RCI.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2006 Audited Consolidated Financial Statements, and our 2006 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three months ended March 31, 2007, there were no changes to our critical accounting policies and estimates from those found in our 2006 Annual MD&A.

Rogers Wireless Inc.	13	First Quarter 2007

NEW ACCOUNTING STANDARDS

Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement; Handbook Section 1530, Comprehensive Income; Handbook Section 3251, Equity; and Handbook Section 3865, Hedges. The new standards are effective for our interim and annual financial statements commencing January 1, 2007.

A new statement entitled “Unaudited Interim Consolidated Statement of Comprehensive Income” was added to our unaudited interim consolidated financial statements and includes net income, as well as other comprehensive income. Accumulated other comprehensive income will form part of shareholder’s equity.

Under the standards, all of our financial assets are classified as loans and receivables which, along with all financial liabilities, are carried at amortized cost using the effective interest method. Upon adoption, we determined that none of our financial assets are classified as available for sale, held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $313 million and a decrease in opening accumulated other comprehensive income of $233 million, net of income taxes of $80 million. As a result of the application of this standard, the impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other comprehensive income of $11 million, net of income taxes. In addition, $32 million, representing the foreign exchange loss on the notional amount of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the statement of income related to the carrying value of the U.S. dollar denominated debt.

As a result of the application of these standards, we have separated the early repayment option on one of our debt instruments and have recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of $6 million. The change in the fair value of this embedded derivative for the three months ended March 31, 2007 was not significant.

There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at March 31, 2007.

Rogers Wireless Inc.	14	First Quarter 2007

In addition, the unamortized deferred transitional gain of $41 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $30 million, net of income taxes of approximately $11 million.

Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $27 million, net of income taxes of $13 million, was charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. We are currently assessing the impact of these two new standards.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	15	First Quarter 2007

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and operating profit margin)	2007	2006

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,104	$907
Divided by: Average postpaid wireless voice and data subscribers	5,440.4	4,859.2
Divided by: 3 months	3	3
	$67.64	$62.20

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$61	$47
Divided by: Average prepaid subscribers	1,377.2	1,328.6
Divided by: 3 months	3	3
	$14.76	$11.68

Cost of acquisition per gross addition
Total sales and marketing expenses	$140	$128
Equipment margin loss (acquisition related)	27	50
	$167	$178
Divided by: total gross wireless additions (postpaid, prepaid, and one-way messaging)	432.1	433.9
	$386	$410

Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$369	$324
Management fees	-	3
Equipment margin loss (retention related)	55	50
	$424	$377
Divided by: Average total wireless subscribers	6,951.3	6,349.5
Divided by: 3 months	3	3
	$20.33	$19.79

Equipment margin loss
Equipment sales	$62	$48
Cost of equipment sales	(144)	(148)
	$(82)	$(100)

Acquisition related	$(27)	$(50)
Retention related	(55)	(50)
	$(82)	$(100)

Operating Profit Margin
Operating Profit	$578	$402
Divided by Network Revenue	1,169	957
Operating Profit Margin	49.4%	42.0%

Rogers Wireless Inc.	16	First Quarter 2007

SUPPLEMENTARY INFORMATION

Quarterly Summary	2007	2006					2005
(In millions of dollars)	Q1	Q1	Q2	Q3	Q4	FY06	Q1	Q2	Q3	Q4	FY05

Operating revenue
Postpaid (voice & data)	$1,104	$907	$1,002	$1,080	$1,095	$4,084	$751	$817	$899	$917	$3,384
Prepaid	61	47	49	57	61	214	48	53	56	53	210
One-way messaging	4	3	4	4	4	15	5	5	5	5	20
Network revenue	1,169	957	1,055	1,141	1,160	4,313	804	875	960	975	3,614
Equipment sales (1)	62	48	39	83	97	267	47	58	66	75	246
Total operating revenue	1,231	1,005	1,094	1,224	1,257	4,580	851	933	1,026	1,050	3,860

Operating expenses
Cost of equipment sales (1)	$144	$148	$133	$158	$189	$628	$135	$130	$165	$195	$625
Sales and marketing expenses	140	128	137	153	186	604	124	133	153	194	604
Operating, general and administrative expenses	369	320	337	354	365	1,376	290	294	312	344	1,240
Integration expenses	-	4	1	(2)	-	3	4	12	13	25	54
Management fees	-	3	3	3	3	12	3	3	3	3	12

Total operating expenses	653	603	611	666	743	2,623	556	572	646	761	2,535
Operating profit (2)	$578	$402	$483	$558	$514	$1,957	$295	$361	$380	$289	$1,325
Depreciation and amortization	150	146	152	167	165	630	145	164	141	166	616
Operating income	428	256	331	391	349	1,327	150	197	239	123	709

Interest on long-term debt	(101)	(102)	(100)	(98)	(98)	(398)	(100)	(101)	(102)	(102)	(405)
Interest on note receivable (payable) from affiliates	-	39	40	10	-	89	-	-	-	11	11
Foreign exchange gain (loss)	9	(1)	36	-	(34)	1	(4)	(12)	44	(2)	26
Change in fair value of derivative instruments	(3)	3	(33)	1	24	(5)	4	10	(43)	2	(27)
Other income (expense)	-	-	1	-	(2)	(2)	(1)	1	-	(6)	(6)
Income tax reduction (expense)	(106)	(50)	(88)	(84)	(52)	(274)	(2)	(2)	(1)	88	83
Net income for the period	$227	$145	$187	$220	$187	$738	$47	$93	$137	$114	$391

Earnings per share - basic and diluted	141.52	$65.46	$92.25	$130.05	$115.57	$403.33	$29.50	$58.75	$84.22	$64.74	$237.21

Operating profit margin as % of network revenue	49.4%	42.0%	45.8%	48.9%	44.3%	45.4%	36.7%	41.3%	39.6%	29.6%	36.7%

Other Statistics:
Additions to PP&E (2)	232	115	207	161	201	684	119	154	107	205	585
Property, plant and equipment	2,795	2,688	2,764	2,796	2,726	2,726	2,594	2,622	2,616	2,681	2,681
Total assets	4,827	7,204	7,217	5,348	5,708	5,708	5,028	5,030	4,982	7,103	7,103
Total long-term debt, including current portion	4,725	4,590	4,270	4,214	4,382	4,382	4,728	4,783	4,566	4,638	4,638
Other liabilities	1,546	1,258	1,440	1,421	1,330	1,330	1,396	1,246	1,283	1,219	1,219
Shareholder's equity (deficiency)	(1,457)	1,356	1,508	(287)	(4)	(4)	(1,096)	(999)	(867)	1,246	1,246

Wireless (voice and data) retail subscribers	6,864,100	6,216,700	6,330,800	6,533,800	6,778,300	6,778,300	5,583,200	5,707,700	5,951,700	6,168,000	6,168,000
One-way messaging subscribers	130,800	157,200	150,500	143,500	137,600	137,600	186,200	179,300	172,900	166,300	166,300

(1)
Certain prior year amounts related to equipment sales and cost of equipment sales have been reclassified. Refer to the section entitled “Reclassification of Wireless Equipment Sales and Cost of Sales” in our 2006 Annual MD&A for further details.

(2)  As previously defined. See “Key Performance Indicators and Non-GAAP measures” section.
(3)  Includes Fido subscriber base upon acquisition effective November 9, 2004.
(4)  Total wireless retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc.

Rogers Wireless Inc.	17	First Quarter 2007

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled “Updates to Risks and Uncertainties” in this Interim Quarterly MD&A, and also the section entitled “Risks and Uncertainties Affecting our Business” in our 2006 Annual MD&A.

Rogers Wireless Inc.	18	First Quarter 2007

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	19	First Quarter 2007

Unaudited Interim Consolidated Financial Statements of

ROGERS WIRELESS INC.

Three months ended March 31, 2007 and 2006

ROGERS WIRELESS INC.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended
	March 31,
	2007	2006
		(Restated -
		note 1)

Operating revenue:
Postpaid	$1,104	$907
Prepaid	61	47
One-way messaging	4	3
Network revenue	1,169	957
Equipment sales	62	48
Total operating revenue	1,231	1,005

Operating expenses:
Cost of equipment sales	144	148
Sales and marketing expenses	140	128
Operating, general and administrative	369	321
Management fees	-	3
Integration expenses	-	3
Depreciation and amortization	150	146

Operating income	428	256

Interest on long-term debt	(101)	(102)
Interest income from affiliated company	-	39
Foreign exchange gain (loss)	9	(1)
Change in fair value of derivative instruments	(3)	3

Income before income taxes	333	195

Income tax expense:
Current	-	1
Future	106	49
	106	50

Net income for the period	$227	$145

Net income per share - basic and diluted (note 3)	$141.52	$65.46

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS WIRELESS INC.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	March 31,	December 31,
	2007	2006

Assets

Current assets:
Accounts receivable	$593	$634
Notes receivable from parent company (note 7)	-	902
Other current assets	140	76
Future income tax assets	229	331
	962	1,943

Property, plant and equipment	2,795	2,726
Goodwill	87	87
Intangible assets (note 2)	810	806
Deferred charges	-	40
Future income tax assets	149	101
Other long-term assets	24	5

	$4,827	$5,708

Liabilities and Shareholder's Deficiency

Current liabilities:
Bank advances, arising from outstanding cheques	$39	$2
Accounts payable and accrued liabilities	593	688
Current portion of long-term debt (note 4)	634	-
Current portion of derivative instruments (note 1)	10	7
Due to parent and affiliated companies (note 7)	102	129
Unearned revenue	97	96
	1,475	922

Long-term debt (note 4)	4,091	4,382
Derivative instruments (note 1)	679	408
Other long-term liabilities	26	-
	6,271	5,712

Shareholder's deficiency (note 6)	(1,444)	(4)

	$4,827	$5,708

Subsequent event (note 4)
Contingencies (note 8)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS WIRELESS INC.
Unaudited Interim Consolidated Statements of Deficit
(In millions of dollars)

	Three months ended
	March 31,
	2007	2006

Deficit, beginning of period:
As previously reported	$(248)	$(876)
Change in accounting policy related to financial instruments (note 1)	16	-
As restated	(232)	(876)

Net income for the period	227	145

Dividends on First preferred shares	-	(40)

Dividends on Class A common shares (note 7)	(1,513)	-

Deficit, end of period	$(1,518)	$(771)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS WIRELESS INC.
Unaudited Interim Consolidated Statement of Comprehensive Income
(In millions of dollars)

Three months
ended
March 31,
2007

Comprehensive income (note 1):
Net income for the period	$227
Other comprehensive income, net of income taxes:
Change in fair value of derivative instruments	21

Total comprehensive income	$248

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS WIRELESS INC.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended
	March 31,
	2007	2006
		(Restated -
		note 1)

Cash provided by (used in):

Operating activities:
Net income for the period	$227	$145
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	150	146
Future income taxes	106	49
Loss on disposal of property, plant and equipment	-	1
Unrealized foreign exchange loss (gain)	(9)	1
Stock-based compensation expense	3	4
Change in fair value of derivative instruments	3	(3)
Accrued interest due on notes receivable from Rogers Communications Inc.	-	(39)
	480	304
Change in non-cash operating working capital items	(163)	77
	317	381

Financing activities:
Issuance of long-term debt	470	212
Repayment of long-term debt	(85)	(263)
Increase in notes receivable from Rogers Wireless Communications Inc.	(611)	(148)
	(226)	(199)

Investing activities:
Additions to property, plant and equipment	(232)	(115)
Change in non-cash working capital items related to property, plant and equipment	18	(39)
Proceeds on transfer of real estate and retail stores to affiliated companies (note 7)	79	-
Cash contribution on transfer of spectrum licences	4	-
Proceeds on sale of investment	3	-
	(128)	(154)

Increase (decrease) in cash and cash equivalents	(37)	28

Cash deficiency, beginning of period	(2)	(86)
Cash deficiency, end of period	$(39)	$(58)

Supplemental cash flow information:
Income taxes paid	$-	$1
Interest paid	79	76

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$53	$23
Increase in other assets and deferred changes	(64)	(43)
Increase (decrease) in accounts payable and accrued liabilities	(126)	81
Increase in unearned revenue	-	7
Increase (decrease) in amounts due to parent and affiliated companies, net	(26)	9
	$(163)	$77

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements include the accounts of Rogers Wireless Inc., its wholly owned subsidiaries, and joint ventures consolidated on a proportionate basis (collectively the "Company"). The Company is a wholly owned subsidiary of Rogers Wireless Communications Inc. ("RWCI"). RWCI is a wholly owned subsidiary of Rogers Communications Inc. ("RCI"). The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements. They should be read in conjunction with the audited annual consolidated financial statements, including the notes thereto, for the year ended December 31, 2006 (the "2006 financial statements"). The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2006 financial statements, except for the adoption of new accounting policies described below.

(a)     Financial instruments:

In 2005, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3855, Financial Instruments - Recognition and Measurement; Handbook Section 1530, Comprehensive Income; Handbook Section 3251, Equity; and Handbook Section 3865, Hedges. The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

A new statement entitled "Unaudited Interim Consolidated Statement of Comprehensive Income" was added to the Company's unaudited interim consolidated financial statements and includes net income, as well as other comprehensive income. Accumulated other comprehensive income forms part of shareholder's equity.

Under the standards, all of the Company's financial assets are classified as loans and receivables which, along with all financial liabilities, are carried at amortized cost using the effective interest method. Upon adoption, the Company determined that none of its financial assets are classified as available for sale, held-for-trading or held to maturity and none of its financial liabilities are classified as held-for-trading.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies (continued):

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $313 million and a decrease in opening accumulated other comprehensive income of $233 million, net of income taxes of $80 million. As a result of the application of this standard, the impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other comprehensive income of $11 million, net of income taxes. In addition, $32 million representing the foreign exchange loss on the notional amount of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar denominated debt.

As a result of the application of these standards, the Company has separated the early repayment option on one of the Company's debt instruments and has recorded the fair value of $19 million related to this embedded derivative on the unaudited interim balance sheet on January 1, 2007, with a corresponding increase in retained earnings of $13 million, net of income taxes of $6 million. The change in the fair value of this embedded derivative for the three months ended March 31, 2007 was not significant.

There are no significant non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at March 31, 2007.

In addition, the unamortized deferred transitional gain of $41 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $30 million, net of income taxes of approximately $11 million.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies (continued):

Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $27 million, net of income taxes of $13 million, was charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures; and Handbook Section 3863, Financial Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

(b)     Restatement and reclassification of comparative figures:

During 2006, the Company determined that certain transactions related to the sale of wireless equipment were historically recorded as cost of equipment sales rather than as a reduction of equipment revenue. The Company determined these transactions should be reflected as a reduction of equipment revenue and has reclassified prior year figures to reflect this accounting, resulting in a reduction of $47 million in both revenue and cost of equipment sales in the three months ended March 31, 2006. As a result of this reclassification, there was no change to previously reported net income, operating income, reported cash flows or the amounts recorded in the unaudited interim consolidated balance sheets.

Certain prior period's comparative figures have been reclassified to conform to the current period's presentation.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

2.    Investment in joint ventures:

On March 26, 2007, the Company contributed its 2.3 GHz and 3.5 GHz spectrum licences with a carrying value of $11 million to a 50% owned joint venture for non-cash consideration of $58 million. Accordingly, the carrying value of spectrum licences has been reduced by $5 million. A deferred gain of $24 million, being the portion of the excess of fair value over carrying value related to the other non-related venturer's interest in the spectrum licences contributed by the Company, was recorded on contribution of these spectrum licences. This deferred gain is recorded in other long-term liabilities and will be amortized to income on a basis consistent with the period over which revenue is expected to be earned from the spectrum licences. In addition to a cash contribution of $8 million, the other venturer also contributed its 2.3 GHz and 3.5 GHz spectrum licences valued at $50 million to the joint venture. The Company recorded an increase in spectrum licences and cash of $25 million and $4 million, respectively, related to its proportionate share of the contribution by the other venturer.

3.    Net income per share:

	Three months ended
	March 31,
	2007	2006

Numerator:
Net income for the period	$227	$145
Dividends on First preferred shares	-	(40)

Basic and diluted income for the period	$227	$105

Denominator (in thousands):
Weighted average number of shares - basic and diluted	1,604	1,604

Net income per share - basic and diluted	$141.52	$65.46

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

4.    Long-term debt:

	Due	Principal	Interest	March 31,	December 31,
	date	amount	rate	2007	2006

Bank credit facility			Floating	$385	$-
Floating Rate Senior Secured Notes	2010	$ U.S. 550	Floating	634	641
Senior Secured Notes	2011	U.S. 490	9.625%	565	571
Senior Secured Notes	2011	460	7.625%	460	460
Senior Secured Notes	2012	U.S. 470	7.25%	542	548
Senior Secured Notes	2014	U.S. 750	6.375%	865	874
Senior Secured Notes	2015	U.S. 550	7.50%	634	641
Senior Secured Debentures	2016	U.S. 155	9.75%	179	181
Senior Subordinated Notes	2012	U.S. 400	8.00%	461	466

				4,725	4,382

Less current portion				634	-

				$4,091	$4,382

On April 3, 2007, the Company announced that it issued a notice to redeem, on May 3, 2007, all of the U.S. $550 million principal amount of Floating Rate Senior Secured Notes due 2010 at the stipulated redemption price of 102% plus accrued interest to the date of redemption. As a result, these Floating Rate Senior Secured Notes are classified within the current portion of long-term debt as at March 31, 2007.

5.    Pensions:

For the three months ended March 31, 2007, the Company made required contributions to the RCI pension plans in the amount of $2 million (2006 - $4 million), resulting in pension expense of the same amount. In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2007 was nil (2006 - nil).

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

6.    Shareholder's deficiency:

							Accumulated
							other
	Class A common shares		First preferred shares				comprehensive	Total
		Number of		Number of	Contributed		income	shareholder's
	Amount	shares	Amount	shares	surplus	Deficit	(loss)	deficiency
		(000s)		(000s)

Balances, beginning of period:
As previously reported	$111	1,604	$-	-	$133	$(248)	$-	$(4)
Change in accounting policy related to financial instruments (note 1)	-	-	-	-	-	16	(233)	(217)
As restated	111	1,604	-	-	133	(232)	(233)	(221)

Net income for the period	-	-	-	-	-	227	-	227
Stock-based compensation	-	-	-	-	2	-	-	2
Dividends declared	-	-	-	-	-	(1,513)	-	(1,513)
Other comprehensive income	-	-	-	-	-	-	21	21
Transfer of retail locations to related parties	-	-	-	-	40	-	-	40

Balances, end of period	$111	1,604	$-	-	$175	$(1,518)	$(212)	$(1,444)

During the three months ended March 31, 2007, the Company recorded stock-based compensation expense of $3 million (2006 - $4 million) related to RCI stock option grants to employees; an amendment to the RCI option plans in the first quarter of 2006; RCI performance option grants to certain key employees; and RCI restricted share unit grants to employees.

During the three months ended March 31, 2007, the Company granted 256,173 (2006 - 323,600) RCI stock options to employees, including stock options and performance options.

The weighted average estimated fair value at the date of the grant for RCI stock options granted during the three months ended March 31, 2007 was $13.62 per share (2006 - $10.55 per share).

The weighted average exercise price of RCI stock options granted during the three months ended March 31, 2007 was $38.88 (2006 - $22.61) per share.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

6.    Shareholder's deficiency (continued):

The fair values of RCI options granted or amended during the three months ended March 31, 2007 and 2006 were based on the following assumptions:

	Three months ended
	March 31,
	2007	2006

Risk-free interest rate	3.92%	4.05% - 4.11%
Dividend yield	0.42%	0.33%
Volatility factor of the future expected market price of Class B Non-Voting shares	35.13% - 36.55%	37.49% - 42.30%
Weighted average expected life of the options	4.7 - 6.0 years	4.9 - 5.6 years

During the three months ended March 31, 2007, 21,776 restricted share units of RCI were issued to employees of the Company (2006 - 53,302). As at March 31, 2007, 186,878 (December 31, 2006 - 165,102) RCI restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

All prior period numbers of RCI options and restricted share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split of RCI's Class B Non-Voting shares in December 2006.

7.    Related party transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	March 31,	December 31,
	2007	2006

RWCI	$42	$41
RCI	40	58
Rogers Cable Inc. ("Rogers Cable")	20	29
Rogers Media Inc. ("Rogers Media")	-	1

	$102	$129

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees that are short-term in nature. The amounts owing to RWCI arise from cash advances.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

7.    Related party transactions (continued):

As at March 31, 2007, the Company had a note receivable of nil (December 31, 2006 - $902 million) due from RWCI. During the three months ended March 31, 2007, the Company declared dividends of $1,513 million on its outstanding Class A common shares, all of which are owned by RWCI. The payment of these dividends was satisfied by a reduction of the $902 million note receivable owing to the Company by RWCI and an additional $611 note advanced during the three months ended March 31, 2007.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial		Three months ended
	statement		March 31,
	classification		2007	2006

RCI:
Management fees	Management fees		$-	$3
Rent expense (income)	Operating, general
	and administrative
	expenses ("OG&A"	)	4	(3)
Dividends	Deficit		-	40
Cost of shared operating expenses	Various		114	75
Additions to property, plant and equipment ("PP&E")	PP&E		18	12

			$136	$127

Rogers Cable:
Wireless products and services for resale	Operating revenue		$(14)	$(7)
Subscriber activation commission and customer service	OG&A		14	12
Rent income	Offset to OG&A		-	(1)
Wireless products and services	Operating revenue		(1)	(1)
Consolidated billing services	OG&A		(5)	(1)
Long distance and roaming expenses	OG&A		10	5

			$4	$7

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

7.    Related party transactions (continued):

	Financial	Three months ended
	statement	March 31,
	classification	2007	2006

Rogers Media:
Advertising	Sales and marketing	$1	$1
Rent income	Offset to OG&A	-	(3)

		$1	$(2)

Other RCI subsidiary:
Interest on note receivable	Interest income	$-	$(39)

Additions to (charges for) PP&E related primarily to expenditures on information technology infrastructure and call centre technologies.

Rogers Cable and Rogers Media are wholly owned subsidiaries of the Company's ultimate parent, RCI.

Beginning January 1, 2007, the Company will no longer pay management fees to RCI.

In January 2007, the Company transferred certain real estate having a carrying value of $6 million to RCI in exchange for cash consideration of $6 million, which represented estimated fair value.

In January 2007, the Company sold the assets of approximately 170 retail locations with a carrying value of $20 million and related future income tax assets of $13 million to Rogers Cable for cash consideration of $73 million, which represented estimated fair value. This transaction resulted in an increase in contributed surplus of $40 million, net of income taxes of $13 million.

ROGERS WIRELESS INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

8.   Contingencies:

(a)     On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking unquantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs' application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

(b)     In 2006, the Company's parent, RCI, negotiated an income tax settlement with the Canada Revenue Agency ("CRA") in respect of a reassessment received by RCI. In connection with the settlement, $19 million of non-capital losses carried forward by the Company were to be transferred to RCI. The utilization of the Company's tax losses was recorded in 2006 as a distribution to the Company's shareholder, resulting in a $6 million charge to the Company's contributed surplus. In April 2007, a dispute with the CRA regarding the implementation of the settlement agreement has arisen. RCI and the CRA are in ongoing discussions regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements as at March 31, 2007.